UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on February 24, 2026, entitled “Equinor ASA: Share buy-back – first tranche for 2026”.

Equinor ASA: Share buy-back – first tranche for 2026

Please see below information about transactions made under the first tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 4 February 2026.

The duration of the buy-back tranche: 5 February to no later than 30 March 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 4 February 2026, available here: https://newsweb.oslobors.no/message/664788

From 16 February to 20 February 2026, Equinor ASA has purchased a total of 645,764 own shares at an average price of NOK 268.8827 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

16 February	OSE	132,200	263.2564	34,802,509.30
	CEUX
	TQEX

17 February	OSE	133,299	263.4717	35,120,514.14
	CEUX
	TQEX

18 February	OSE	125,915	265.9390	33,485,709.19
	CEUX
	TQEX

19 February	OSE	127,000	276.6497	35,134,511.90
	CEUX
	TQEX

20 February	OSE	127,350	275.5520	35,091,547.20
	CEUX
	TQEX

Total for the period	OSE	645,764	268.8827	173,634,791.72
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	771,444	263.9624	203,632,207.81
	CEUX
	TQEX
	Total	771,444	263.9624	203,632,207.81

Total buy-backs under the tranche (accumulated)	OSE	1.417,208	266.2044	377,266,999.53
	CEUX
	TQEX
	Total	1.417,208	266.2044	377,266,999.53

Following completion of the above transactions, Equinor ASA owns a total of 61,943,420 own shares, corresponding to 2.42% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 52,319,961 own shares, corresponding to 2.05% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: February 24, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer